UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________

FORM SD

Specialized Disclosure Report
_____________________________________________

METHODE ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-2816	36-2090085
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8750 W Bryn Mawr Ave, Suite 1000, Chicago, Illinois	60631
(Address of principal executive offices)	(Zip Code)

Ronald L.G. Tsoumas	708-867-6777
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Methode Electronics, Inc. (the “Company”) has undertaken efforts to determine its conflict minerals reporting requirements for the period from January 1 to December 31, 2018.

The Company has filed this Specialized Disclosure Report and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at http://www.methode.com/about/policy-on-conflict-minerals.html
Item 1.02 Exhibit
The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 – Methode Electronics, Inc.’s Conflict Minerals Report for the period January 1 to December 31, 2018.

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(1). The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

METHODE ELECTRONICS, INC.

By:	/s/ Ronald L.G. Tsoumas	Date: May 31, 2019
Ronald L.G. Tsoumas
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1.01	Methode Electronics, Inc.’s Conflict Minerals Report for the period January 1 to December 31, 2018.